PINE VALLEY ANNOUNCES MANAGEMENT CHANGES

VANCOUVER, BRITISH COLUMBIA, August 22, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces that the Board of Directors has accepted the resignation of Robert (Bob) Bell from the positions of President and CEO and as a Director of the Company, effective August 31, 2007. Mr. Bell advised the Board that he is resigning as a result of securing new employment following the completion of the previously announced sale of the Company’s subsidiary (Falls Mountain Coal Inc.) to Cambrian Mining Plc and the termination, without cause, of Mr. Bell’s employment agreement with the Company, on June 29, 2007. The Board of Directors has also accepted the resignation of Jeffrey Fehn as Chairman of the Board and as a Director of the Company effective August 21, 2007.

PINE VALLEY MINING CORPORATION

“Mark Smith”

Mark Smith

Chief Financial Officer

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Contact:

Mark Smith

Chief Financial Officer

(604) 682-4678

Vancouver, British Columbia, Canada

E-mail:  pinevalley@pinevalleycoal.com